EXECUTION COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2004


                      ALUMINUM CORPORATION OF CHINA LIMITED
                 (Translation of Registrant's Name Into English)


No.12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---         ---

      Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1).

                                    Yes    No X
                                       ---   ---

     Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                       ---   ---

       If "Yes" is marked, indicate below the file number assigned to the
              registrant in connection with Rule 12g3-2(b): 82-   N/A

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

ALUMINUM CORPORATION OF CHINA LIMITED (the "Registrant") is furnishing under cover of this Form 6-K an English copy of the following documents:

     1. An announcement by the Registrant published in the Hong Kong newspapers on January 6, 2004 regarding a change in Company Secretary and certain other management personnel changes;

     2. A press release by the Registrant on January 6, 2004 regarding a proposed placement by the Registrant of its H shares in Hong Kong; and

     3. An announcement by the Registrant published in Hong Kong newspapers on January 7, 2004 regarding the proposed H share placement in Hong Kong.

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

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                      Aluminum Corporation of China Limited

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

          (1) CHANGE OF COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE
         (2) RETIREMENT AND APPOINTMENT OF MEMBERS OF SENIOR MANAGEMENT

1. Mr. Ding Haiyan has resigned as Secretary to the Board, Company Secretary and an Authorised Representative of the Company and Ms. Liu Qiang has been appointed in place of Mr. Ding.

2. Mr. Liang Zhongxiu has retired from the post of Senior Vice President but remains as an Executive Director.

3.   Mr. Li Henglong has retired as a Vice President.

4.   Mr. Luo Jianchuan has been appointed as a Vice President.

Company Secretary and Authorised Representative

The board of directors (the "Board") of Aluminum Corporation of China Limited (the "Company") announces that Mr. Ding Haiyan [GRAPHIC OMITTED] has resigned as Secretary to the Board, Company Secretary and an Authorised Representative of the Company with effect from 4 November 2003 upon his taking up a new job assignment.

The Board further announces that Ms. Liu Qiang [GRAPHIC OMITTED] has been appointed as Secretary to the Board, Company Secretary, and an Authorised Representative of the Company with effect from 4 November 2003. Ms. Liu will be assisted by Baker & McKenzie, the Company's Hong Kong legal advisers, in the discharge of her duties as Company Secretary of the Company for the next three years. Ms. Liu graduated with a Bachelor's degree in English language in 1985 and a Master's degree in English literature in 1988 from Beijing Second Foreign Language Institute. Prior to her above appointment, she had served in Oriental Metals Holdings Group Limited, China National Non-Ferrous Metals Import and Export Corporation, China National Non-Ferrous Metals Trading Group and Chalco Trading Corporation Limited.

Senior Management

The Board further announces that with effect from 4 November 2003 (a) Mr. Liang Zhongxiu [GRAPHIC OMITTED] has retired from the post of Senior Vice President but remains as an Executive Director of the Company; and (b) Mr. Li Henglong [GRAPHIC OMITTED] has retired as a Vice President of the Company.

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

The Board further announces that Mr. Luo Jianchuan [GRAPHIC OMITTED] has been appointed as a Vice President of the Company with effect from 4 November 2003. Mr. Luo graduated from Kunming University of Science and Engineering in 1985 and holds the title of Senior Engineer. Prior to his appointment as a Vice President of the Company, Mr. Luo had served in China National Non-Ferrous Metals Industry Corporation, China Non-Ferrous Metals Industry Trading Group Corporation, as Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, Chief of Chalco International Trading Corporation Limited and General Manager of the Company's Marketing Sales Division.

                                            By order of the Board
                                    Aluminum Corporation of China Limited
                                                Guo Shengkun
                               Chairman, President and Chief Executive Officer

Beijing, the PRC
5 January, 2003

* for identification purpose only.

[GRAPHIC OMITTED]
CHALCO   ALUINUM CORPORATION OF CHINA LIMITED

For Immediate Release                                            January 6, 2004

               Chalco Announces Placement of H Shares in Hong Kong

Beijing, China, January 6, 2004 - Aluminum Corporation of China Limited (the "Company") (SEHK H share stock code: 2600; NYSE ADS trading symbol: ACH) announced today its intention to issue and place 549,976,000 H shares in Hong Kong at a price of HK$5.658 per share. The offered shares represent approximately 5.24% of the total issued share capital of the Company before the placement and 4.98% after placement. The placement is expected to close on or before January 16, 2004. Upon the completion of the placement, the newly issued H shares will be traded on the Stock Exchange of Hong Kong Limited ("SEHK").

The Company expects to receive approximately HK$3,068 million (US$395 million) in net proceeds from this placement, of which it intends to use the equivalent of approximately RMB 2 billion to fund the alumina expansion project at its Shanxi plant to increase the alumina production capacity there from 1.2 million tonnes to 2 million tonnes by 2005. It intends to use the remaining net proceeds of approximately RMB 1 billion for the funding of any possible acquisitions of domestic primary aluminum projects.

On January 6, 2004, trading in the Company's H shares was suspended at the Company's request on SEHK pending an announcement of this proposed transaction. Trading in the H shares is expected to resume on the SEHK on January 7, 2004. The Company does not intend to seek a trading suspension of its ADSs on the New York Stock Exchange in connection with this transaction.

The placement will be made to non-U.S. Persons outside the United States pursuant to Regulation S of the U.S. Securities Act of 1933. During the 40 days immediately following the closing of the placement, no deposit of the Company's H shares will be accepted into its ADS program.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which it would be unlawful.

Forward-looking statements:
Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent the Company's views as of the date of this release. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this release.

For further information, please contact:
Ms. Liu Qiang, Company Secretary,
Aluminum Corporation of China Limited
12B Fuxing Road, Beijing 100814, China
Tel: (+8610) 6398 5654
Fax: (+8610) 6396 3874
dmj@chalco.com.cn                                              [GRAPHIC OMITTED]

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

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or reliance upon the whole or any part of the contents of this announcement.

The securities have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. For so long as the securities are restricted securities within the meaning of Rule 144(a)(3) under the Securities Act and until the expiration of applicable holding periods, the securities will not be eligible for deposit under any unrestricted depositary receipt facility.

                      ALUMINUM CORPORATION OF CHINA LIMITED
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                       Placing of 549,976,000 New H Shares

On 6 January 2004, Aluminum Corporation of China Limited (the "Company") entered into a placing agreement (the "Placing Agreement") with CLSA Limited (the "Placing Agent") in relation to the placing (the "Placing"), on a fully underwritten basis, of an aggregate of 549,976,000 new overseas listed foreign invested shares of RMB1.00 each ("H Shares") in the capital of the Company (the "Placing Shares") at a price of HK$ 5.658 per H Share (the "Placing Price"). The Placing Shares represent approximately 5.24% of the existing issued share capital of the Company and approximately 4.98% of the issued share capital of the Company as enlarged by the issue of the Placing Shares.

The Placing Shares will be sold to more than six independent professional and institutional investors on a fully underwritten basis subject to termination in certain events, set out below under the heading "Conditions of the Placing".

The net proceeds of the Placing will be approximately HK$ 3,068 million. The Company intends to use approximately RMB 2 billion to fund the alumina expansion project at the Shanxi plant, from 1.2 million tonnes to 2 million tonnes by 2005, and to use the balance of the net proceeds from the Placing for the funding of any possible acquisitions of domestic primary aluminum projects.

The Placing Shares will be issued under the general mandate granted to the directors of the Company (the "Directors") at the annual general meeting of the Company held on 12 June 2003.

The Company requested for suspension of trading in the H Shares on the Stock Exchange from 9:32 a.m. on 6 January 2004, and will request for resumption of trading in the H Shares on the Stock Exchange with effect from 9:30 a.m. on 7 January 2004.

Reference is made to an announcement dated 16 December 2003 issued by the Company published in The Standard and Hong Kong Economic Times on 17 December 2003 with regard to the feasibility of a proposed placing of new H shares of the Company.

The Placing Agreement

Date:  6 January 2004

Parties:    (i)  The Company
       (ii) The Placing Agent

Placing

The Placing Agent agrees as agent for the Company to procure, on a fully underwritten basis, institutional and other investors in Hong Kong to subscribe for 549,976,000 Placing Shares.

Pursuant to a Strategic Investor Subscription Agreement dated 5 November 2001 between, among others, the Company and Alcoa International (Asia) Limited ("Alcoa"), it was agreed that in the event of a placing of new H Shares by the Company, Alcoa has a right to subscribe such number of additional new H Shares as are necessary so that Alcoa's shareholding in the Company remains at 8 per cent. Alcoa will subscribe for 43,998,080 Placing Shares in order to maintain its shareholding percentage in the Company.

Alcoa is not a connected person (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) of the Company. Alcoa is an existing shareholder of the Company holding 8 per cent. of the issued share capital of the Company. It has a board seat in the Company. The other placing investors are not connected persons (as defined in the Listing Rules) of the Company and are independent of any promoter, supervisor, director, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

Independence of the Placing Agent

The Placing Agent is not a connected person (as defined in the Listing Rules) of the Company and it is independent of and not connected with any promoter, supervisor, director, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

Number of Placing Shares

549,976,000 H Shares, representing approximately 20 per cent. and 5.24 per cent. respectively of the existing H Shares in issue and the registered capital of the Company prior to the Placing and approximately 16.67 per cent. and 4.98 per cent. respectively of the H Shares in issue and the registered capital of the Company as enlarged by the new Placing Shares.

Placing Price

HK$ 5.658 per Placing Share, representing a discount of 8 per cent to the closing price of HK$ 6.15 per H Share on the Stock Exchange on 5 January 2004, being the date immediately preceding the date of the Placing Agreement and representing a discount of approximately 3.12 percent to the average closing price of HK$5.84 per H Share of the 10 trading days on the Stock Exchange immediately preceding the date of the Placing Agreement. The Placing Price was agreed after arm's length negotiation between the Company and the Placing Agent.

Conditions of the Placing

The Placing is conditional upon the Stock Exchange granting listing of and permission to deal in the Placing Shares, Alcoa subscribing in full for 43,998,080 Placing Shares, and the Placing Agreement not having been terminated by the Placing Agent in accordance with the terms thereof, such as on the grounds of material breach of the representations, warranties and undertakings of the Company given in the Placing Agreement or the occurrence of certain force majeure events.

Selling of Domestic Shares as part of the Proposed Placing

As approved by the State-owned Assets Supervision and Administration Commission in November 2003, the State-owned shareholders of the Company are not required to sell their domestic shares in the Company as part of the proposed Placing. The State-owned shareholders of the Company shall make payment in lieu of the sale of State-owned shares of the Company to the Council of the National of Social Security Fund.

Completion of the Placing

Completion is expected to take place on or before 16 January 2004 or such other time or date as the Company and the Placing Agent shall agree (the "Placing Completion Date").

Shareholding Structure of the Company on the date of the Placing Agreement and on the Placing Completion Date

                                             As at the date of the                     On the
                                                Placing Agreement              Placing Completion Date
                                                        Percentage of                   Percentage of
Holder of Domestic Shares               No. of shares     issued share     No. of shares     issued share
or H Shares                             (in millions)      capital (%)     (in millions)      capital (%)
Holders of Domestic Shares
Aluminum Corporation of China                4,656.26            44.34          4,656.26            42.14

                                       7


China Cinda Asset Management Corporation     1,610.33            15.34          1,610.33            14.57
China Orient Asset Management Corporation      602.25             5.74            602.25             5.45
China Development Bank                         554.94             5.29            554.94             5.02
Guangxi Development and
  Investment Co., Ltd.                         196.80             1.87            196.80             1.78
Guizhou Provincial Materials
  Development and Investment Corporation       129.43             1.23            129.43             1.17
Holders of H Shares
Alcoa International (Asia) Limited             840.21             8.00            884.21             8.00
Other public investors                       1,909.68            18.19          2,415.75            21.87


                                            10,499.90           100.00         11,049.97           100.00

Mandate to Issue the Placing Shares

The Placing Shares will be allotted and issued under the general mandate granted to the directors of the Company at the last annual general meeting of the Company held on 12 June 2003. The issue of the Placing Shares was approved by the China Securities Regulatory Commission on 11 December 2003.

United States Selling Restrictions

The Placing Shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to U.S. Persons unless the Placing Shares are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. This Placing will be conducted pursuant to Regulation S of the Securities Act. During the 40 days immediately following the Placing Completion Date, no H Shares will be accepted for deposit in the American Depository Shares programme of the Company.

Ranking

The Placing Shares will rank pari passu in all respects with the existing H Shares in issue on the Placing Completion Date, including the right to receive all dividends and distributions declared, paid or made after the Placing Completion Date.

Reasons of the Placing

In view of current market conditions, the Directors consider that the Placing represents a good opportunity for the Company to raise further financing and also broaden the shareholder and capital base. The demand for aluminum in China has been growing rapidly in recent years, resulting in the shortage of alumina in China. As the Directors expect that this trend will continue in the foreseeable future, they have decided to accelerate the alumina production expansion plan at the Company's Shanxi Plant by increasing production from 1.2 million tonnes to 2 million tonnes by 2005. In addition, the Directors consider that the current environment is favorable for the Company to make acquisitions of domestic primary aluminum projects, for which funding will be required. However, the Company currently has not entered into any specific negotiation or agreement relating to such acquisition.

Use of Proceeds

The amount to be raised from the Placing will be approximately HK$ 3,068 million, after deducting the commission and expenses of the Placing.

The Company intends to use approximately RMB 2 billion to fund the alumina expansion project at the Shanxi plant, from 1.2 million tonnes to 2 million tonnes by 2005, and to use the balance of the net proceeds in the amount of approximately RMB 1 billion from the Placing for the funding of any possible acquisitions of domestic primary aluminum projects.

Suspension of Trading

The Company requested for suspension of trading in the H Shares on the Stock Exchange from 9:32 a.m. on 6 January 2004, and will request for resumption of trading in the H Shares on the Stock Exchange with effect from 9:30

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

a.m. on 7 January 2004.

Application for Listing

Application has been made to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the Placing Shares on the Stock Exchange.

                                        By Order of the Board of Directors
                                                   Guo Shengkun
                                   Chairman, President & Chief Executive Officer
6 January 2004
Beijing, PRC
* for identification only

                                    SIGNATURE



          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     ALUMINUM CORPORATION OF CHINA LIMITED



                                     By: /s/  Guo Shengkun
                                         ---------------------------------------
                                     Name: Guo Shengkun
                                     Title: Chairman and Chief Executive Officer

Dated: January 7, 2004

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